Everest REIT Investors I, LLC

199 SOUTH LOS ROBLES AVENUE, SUITE 200  ♦  PASADENA, CALIFORNIA  91101

TEL (626) 585-5920  ♦  FAX  (626) 585-5929

 December 29, 2016

To the Shareholders of

KBS Legacy Partners Apartment REIT, Inc.

RE:NOTIFICATION OF OFFER TO PURCHASE

Dear Shareholder:

 Everest REIT Investors I, LLC is offering to purchase 950,000 common shares (the "Shares"), in KBS Legacy Partners Apartment REIT, Inc. (the "Corporation"), for cash in the amount of $7.50 per Share upon the terms and subject to the conditions set forth in our Offer to Purchase dated December 29, 2016, and the related Transfer Agreement (together, the “Offer”). The Corporation last estimated its net asset value (“NAV”) at $9.35 per Share as of September 30, 2016, but such figure does not represent the distributions that would be made upon a liquidation of assets. Investors should consider the following:

•Our offer may be the only opportunity you have to GET CASH PROMPTLY for your Shares. In 2015 and 2016 the Corporation exhausted its funds for standard share redemptions in the first quarter. A large number of investors may be waiting for the 2017 redemptions; so you may not be able to get Shares redeemed in 2017.

•Our offer exceeds the highest prior offer for your Shares of which we are aware.

•The Corporation’s admits that its estimated value per Share may not reflect the value that stockholders will actually receive. The Corporation states that its $9.35 estimated value per Share is not the value of the Shares according to GAAP, or the liquidation value, or the price the Shares would receive in public trading. Also, such amount does not account for sale and other transaction costs and prepayment penalties that could apply if its properties were sold.

•The Corporation may suspend or terminate its redemption program at any time, upon 30 days’ notice. No stockholder approval is required.

A Transfer Agreement is enclosed which you can use to tender your Shares. Please complete and execute this Transfer Agreement in accordance with the enclosed Instructions and return it in the envelope provided. You should read the entire Offer before tendering your Shares.

A copy of the Offer documents is available from the following website: Go to:  www.v-rooms.com/login/plus; Login: KBSLegacy; Password: Password1 (case sensitive); or from the SEC’s EDGAR website at www.sec.gov; or a free copy will be mailed or emailed to you upon request to Stacey McClain in our Investor Relations department, at (800) 611-4613, or by email to KBSLegacyOffer@everestworld.com. The Purchaser may extend the offer, in which case, the Purchaser will make a public announcement by press release and by posting on the foregoing website no later than 9:00 AM Eastern Time the next business day after the scheduled expiration date. The Offer to Purchase contains information required to be disclosed by Rule 14d-6(d)(1) under the Securities and Exchange Act of 1934 and is incorporated herein by reference.

Unless extended, our offer will expire at 5:00 pm Pacific Time on February 6, 2017.

Very truly yours,

Everest REIT Investors I, LLC